UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 24, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Company")

SIBANYE GOLD AGM 2015 – VOTING RESULTS

Westonaria, 24 May 2016: Sibanye (JSE: SGL AND NYSE: SBGL) advises shareholders that all resolutions were passed by the requisite majority at the Company's Annual General Meeting held at Sibanye Gold Academy, Glenharvie at 09:00 on Tuesday, 24 May 2016. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.

Details of the results of the voting are as follows:
Total issued share capital: 923,902,469
Total number of shares present/
represented at the annual general meeting
(being 83% of the total votable shares):   770,751,292
Total number of members present in person: 7

Ordinary resolutions	Shares voted for:	Shares voted against:	Shares abstained:	Number of shares voted
1. Re-appointment of auditors	770,424,090	166,591	160,611	770,590,681
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.98%	0.02%	0.01%	83.4%
2. Election of a director: Mr BE Davison	766,455,154	3,043,035	1,253,103	769,498,189
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.60%	0.40%	0.13%	83.3%
3. Election of a director: Mr NJ Froneman	769,159,817	1,434,624	156,851	770,594,441
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.81%	0.19%	0.01%	83.4%

Ordinary resolutions	Shares voted for:	Shares voted against:	Shares abstained:	Number of shares voted
4. Re-election of a director: Mr NG Nika	766,452,444	3,041,965	1,256,883	769,494,409
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.60%	0.40%	0.13%	83.3%
5. Re-election of a director: Ms SC van der Merwe	768,523,488	971,669	1,256,135	769,495,157
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.87%	0.13%	0.13%	83.3%
6. Re-election of a director: Mr J Yuan	759,840,147	9,653,746	1,257,399	769,493,893
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	98.75%	1.25%	0.13%	83.3%
7. Re-election of a member and Chair of the Audit Committee: Mr KA Rayner	769,340,373	154,080	1,256,839	769,494,453
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.98%	0.02%	0.13%	83.3%
8. Re-election of a member of the Audit Committee: Mr RP Menell	755,788,387	13,703,290	1,259,615	769,491,677
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	98.22%	1.78%	0.13%	83.3%
9. Re-election of a member of the Audit Committee: Mr NG Nika	769,324,581	160,140	1,266,571	769,484,721
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.98%	0.02%	0.13%	83.3%

Ordinary resolutions	Shares voted for:	Shares voted against:	Shares abstained:	Number of shares voted
10. Re-election of a member of the Audit Committee: Ms SC van der Merwe	768,951,856	535,861	1,263,575	769,487,717
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.93%	0.07%	0.13%	83.3%
11. Approval for the issue of authorised but unissued ordinary shares	747,164,463	23,191,334	395,495	770,355,797
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	96.99%	3.01%	0.04%	82.5%
12. Issuing equity securities for cash	724,564,257	45,768,448	418,587	770,332,705
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	94.06%	5.94%	0.04%	83.4%
13. Advisory endorsement of the Remuneration Policy	673,493,148	87,922,047	9,336,097	761,415,195
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	88.45%	11.55%	1.01%	82.4%

Special resolutions	Shares voted for:	Shares voted against:	Shares abstained:	Number of shares voted
1. Approval for the remuneration of non-executive directors	653,607,477	115,827,440	1,316,375	769,434,917
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	84.95%	15.05%	0.14%	83.3%
2. Approval for the Company to grant financial assistance in terms of section 44 and 45 of the Act	768,952,611	948,506	850,175	769,901,117
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.88%	0.12%	0.09%	83.3%

Special resolutions	Shares voted for:	Shares voted against:	Shares abstained:	Number of shares voted
3. Approval of the amendment to the Company's Memorandum of Incorporation	768,431,349	264,824	2,055,119	768,696,173
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	99.97%	0.03%	0.22%	83.2%
4. Approval for the acquisition of the Company's own shares	756,995,471	13,082,356	673,465	770,077,827
	% of shares voted	% of shares voted	% of shares voted	% of total issued shares
	98.30%	1.7%	0.07%	83.4%

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 24, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer